                                 SCHEDULE 13E-3
                                 (RULE 13e-100)


                                 AMENDMENT NO.1


           Transaction Statement Under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                        NEUTRAL POSTURE ERGONOMICS, INC.
                              (Name of the Issuer)

  NEUTRAL POSTURE ERGONOMICS, INC., NEUTRAL POSTURE ERGONOMICS MERGER CO., INC.
    REBECCA E. BOENIGK, JAYE E. CONGLETON, THOMAS G. PETERSON, DAVID W. EBNER
                       GREGORY A. KATT AND MARK E. BENDEN
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   64125E-10-5
                      (CUSIP Number of Class of Securities)

                                 REBECCA BOENIGK
                             CHIEF EXECUTIVE OFFICER
                   NEUTRAL POSTURE ERGONOMICS MERGER CO., INC.
                              3904 N. TEXAS AVENUE
                               BRYAN, TEXAS 77803
                            TELEPHONE (979) 778-0502
      (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

  GREGORY R. SAMUEL, ESQ.                            LARRY SCHOENBRUN, ESQ.
   HAYNES AND BOONE, LLP                            GARDERE WYNNE SEWELL LLP
901 MAIN STREET, SUITE 3100                        1601 ELM STREET, SUITE 3000
  DALLAS, TEXAS 75202-3789                             DALLAS, TEXAS 75201
       (214) 651-5000                                    (214) 999-4703

         This statement is filed in connection with (check the appropriate box):

         (a) [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         (b) [ ] The filing of a registration statement under the Securities Act of 1933.

         (c) [ ] A tender offer.

         (d) [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing fee is a final amendment reporting the results of the transaction: [X]

                      CALCULATION OF FILING FEE
Transaction Value*(1)                          Amount of Filing Fee(2)
     $7,480,013                                        $1,496

         *Set forth the amount on which the filing fee is calculated and state how it was determined.

         [X] Check box if any part of the fee is offset as provided by Exchange
             Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:             $1,496(2)

Form or Registration No.:           PREM14A

 Date Filed:                        February 14, 2001

----------

(1) Estimated solely for the purpose of determining the filing fee in accordance with Exchange Act Rule 0-11(b), based on the merger consideration of $2.27 per share of common stock.

(2) Represents the fees paid by Neutral Posture Ergonomics, Inc. in connection with the filing of its Proxy Statement on Schedule 14A, filed concurrently with this Statement, pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended.

                                  INTRODUCTION


         This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement") is being filed with the Securities and Exchange Commission (the "SEC") by Neutral Posture Ergonomics, Inc. (the "Company"), Neutral Posture Ergonomics Merger Co. Inc. ("Mergerco"), Rebecca E. Boenigk, Jaye E. Congleton, Thomas G. Peterson, David W. Ebner, Gregory A. Katt and Mark
E. Benden with respect to a proposed merger of the Company with and into Mergerco pursuant to an Agreement and Plan of Merger, dated as of January 30, 2001 (the "Merger Agreement"), by and between the Company and Mergerco.



         Concurrently with this Statement, the Company filed with the SEC a definitive version of its proxy statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of shareholders at which shareholders of the Company will consider and vote upon the adoption of the Merger Agreement and the approval of the transactions contemplated thereby. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference.


ITEM 1.  SUMMARY TERM SHEET.

         (a) The information set forth under the caption "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The information set forth on the cover page to the Proxy Statement and under the captions "Questions and Answers About the Merger" and "The Parties" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (b) Securities. The information set forth under the captions "Summary Term Sheet - Voting," "The Special Meeting - Record Date; Voting at the Meeting; Quorum," and "Securities Ownership" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (c) Trading Market and Price. The information set forth under the captions "Summary Term Sheet - Background of the Merger," "Summary Term Sheet - Purpose and Reasons for the Merger," "Special Factors - Background of the Merger," and "Market Prices and Dividend Information" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (d) Dividends. The information set forth under the caption "Market Prices and Dividend Information" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (e) Prior Public Offerings. On October 24, 1997, the Company conducted an initial public offering of its shares at a share price of $6.00.

         (f) Prior Stock Purchases. The information set forth under the caption "Securities Ownership" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Name and Address. The information set forth under the captions "Summary Term Sheet - The Parties," "Questions and Answers About the Merger," "The Parties," "Securities Ownership," and "Directors and Officers" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (b) Business and Background of Entities. The information set forth under the captions "The Parties" and "Directors and Officers" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (c) Business and Background of Natural Persons. The information set forth under the caption "Directors and Officers" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 4.  TERMS OF THE TRANSACTION

         (a) Material Terms. The information set forth under the captions in the Proxy Statement named below is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

             (1) Tender Offers. Not applicable.

             (2) Mergers or Similar Transactions.

                 (i) The information set forth under the captions "Notice of Special Meeting," "Summary Term Sheet - The Merger," "Questions and Answers About the Merger," "Special Factors - Background of the Merger," "The Merger Agreement - Structure and Completion of the Merger, " and Appendix A in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                 (ii) The information set forth under the captions "Notice of Special Meeting," "Summary Term Sheet - What You Will Receive in the Merger," "Questions and Answers About the Merger," "Special Factors - Background of the Merger," "The Merger Agreement - Structure and Completion of the Merger, " and "The Merger Agreement - Effect of the Merger on Capital Stock" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                 (iii) The information set forth under the captions "Summary Term Sheet - Purpose and Reasons for the Merger," "Questions and Answers About the Merger," "Special Factors - Purpose and Reasons for the Merger," "Special Factors - Advantages and Disadvantages of the Merger," and "Special Factors - Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                 (iv) The information set forth under the captions "Notice of Special Meeting," "Summary Term Sheet - Required Vote," and "The Special Meeting
- Required Vote; Effect of Abstentions and Non-Votes" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

                 (v) The information set forth under the captions "Summary Term Sheet - Effects of the Merger," "Questions and Answers About the Merger," "Special Factors - Advantages and Disadvantages of the Merger," "Special Factors
- Certain Effects of the Merger," "Special Factors - Interests of Certain Persons in the Merger," "Risk Factors and Forward Looking Statements," and "The Merger Agreement - Effect of the Merger on Capital Stock" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

                 (vi) The information set forth under the caption "Special Factors - Anticipated Accounting Treatment of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to
Schedule 13E-3.

                 (vii) The information set forth under the captions "Summary Term Sheet - Federal Income Tax Consequences," "Questions and Answers About the Merger," and "Special Factors - U.S. Federal Income Tax Consequences of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

             (c) Different Terms. The information set forth under the captions "Notice of Special Meeting," "Summary Term Sheet - The Merger," "Summary Term Sheet - What you Will Receive in the Merger," "Summary Term Sheet - Effects of the Merger," "Questions and Answers About the Merger," "Special Factors - Advantages and Disadvantages of the Merger," "Special Factors - Certain Effects of the Merger," Special Factors - Interests of

Certain Persons in the Merger," and "The Merger Agreement - Effect of the Merger on Capital Stock" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (d) Appraisal Rights. The information set forth under the caption "Dissenters Rights of Appraisal" and Appendix C in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (e) Provisions for Unaffiliated Security Holders. None.

         (f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) Transactions. The information set forth under the caption "Special Factors - Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (b) Significant Corporate Events.

             (1)-(6) The information set forth under the caption "Special Factors - Background of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (c) Negotiations or Contacts. The information set forth under the caption "Special Factors - Background of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (e) Agreements Involving the Subject Company's Securities. The information set forth under the captions "Special Factors - Interests of Certain Persons in the Merger," "Merger Agreement - Stock Options," "Merger Agreement - Warrants," and Appendix A in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) Use of Securities Acquired. The information set forth under the captions "Summary Term Sheet - The Merger," "Summary Term Sheet - Effects of the Merger," "Questions and Answers About the Merger," "Special Factors - Advantages and Disadvantages of the Merger," "Special Factors - Certain Effects of the Merger," "Risk Factors and Forward Looking Statements - Risk Factors Relating to the Buyer Group," "The Merger Agreement - Structure and Completion of the Merger," and "The Merger Agreement - Effect of the Merger on Capital Stock" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (c) Plans

             (1)-(8) The information set forth under the caption "Summary Term Sheet - The Merger," "Summary Term Sheet - Effects of the Merger," "Summary Term Sheet - Purpose and Reasons for the Merger," "Questions and Answers About the Merger," "Special Factors - Purpose and Reasons for the Merger," "Special Factors - Advantages and Disadvantages of the Merger," "Special Factors - Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger," "Special Factors - Certain Effects of the Merger," "The Merger Agreement - Structure and Completion of the Merger," and "The Merger Agreement - Effect of the Merger on Capital Stock" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) Purposes. The information set forth under the captions "Summary Term Sheet - Purpose and Reasons for the Merger," "Questions and Answers About the Merger," "Special Factors - Purpose and Reasons for the Merger," "Special Factors - Advantages and Disadvantages of the Merger," and "Special Factors - Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (b) Alternatives. The information set forth under the captions "Special Factors - Background of the Merger," and "Special Factors - Alternatives Considered" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (c) Reasons. The information set forth under the captions "Summary Term Sheet - Purpose and Reasons for the Merger," "Questions and Answers About the Merger," "Special Factors - Purpose and Reasons for the Merger," "Special Factors - Advantages and Disadvantages of the Merger," and "Special Factors - Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (d) Effects. The information set forth under the captions "Notice of Special Meeting," "Summary Term Sheet - The Merger," "Summary Term Sheet - What You Will Receive in the Merger," "Summary Term Sheet - Federal Income Tax Consequences," "Questions and Answers About the Merger," "Special Factors - Advantages and Disadvantages of the Merger," "Special Factors - Certain Effects of the Merger," "Special Factors - Interests of Certain Persons in the Merger," "Special Factors - Anticipated Accounting Treatment of the Merger," "Special Factors - U.S. Federal Income Tax Consequences of the Merger," "Risk Factors and Forward Looking Statements," "The Merger Agreement - Effect of the Merger on Capital Stock" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 8.  FAIRNESS OF THE TRANSACTION

         (a) Fairness. The information set forth under the captions "Summary Term Sheet - Approval of the Special Committee and Board of Directors," "Special Factors - Background of the Merger," "Special Factors - Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (b) Factors Considered in Determining Fairness. The information set forth under the captions "Special Factors - Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" and "Special Factors - Opinion of Financial Advisor to Special Committee" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (c) Approval of Security Holders. The information set forth under the captions "Notice of Special Meeting," "Summary Term Sheet - Required Vote," "The Special Meeting - Required Vote; Effect of Abstentions and Non-Votes," and "The Merger Agreement - Conditions" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

         (d) Unaffiliated Representative. The information set forth under the captions "Summary Term Sheet - Background of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" and "Special Factors - Opinion of Financial Advisor to Special Committee" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (e) Approval of Directors. The information set forth under the captions "Summary Term Sheet - Approval of the Special Committee and Board of Directors," "Special Factors - Background of the Merger," "Special Factors - Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (f) Other Offers. The information set forth under the caption "Special Factors - Alternatives Considered" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) Report, Opinion or Appraisal. The information set forth under the captions "Summary Term Sheet - Background of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger," and "Special Factors - Opinion of Financial Advisor to Special Committee" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (b) Preparer and Summary of the Report, Opinion or Appraisal.

             (1)-(6) The information set forth under the captions "Special Factors - Background of the Merger" and "Special Factors - Opinion of Financial Advisor to Special Committee" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (c) Availability of the Documents. The information set forth under the captions "Questions and Answers to the Merger," "Special Factors - Opinion of Financial Advisor to Special Committee," "Where You Can Find More Information," and Appendix C in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 10.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) Sources of Funds. The information set forth under the captions "Summary Term Sheet - Expenses of the Merger," "Questions and Answers About the Merger," and "Special Factors - Financing the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (b) Conditions. The information set forth under the caption "Special Factors - Financing the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (c) Expenses. The information set forth under the captions "Summary Term Sheet - Expenses of the Merger," "Questions and Answers About the Merger," "Special Factors - Financing the Merger," and "Special Factors - Fees and Expenses of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (d) Borrowed Funds. The information set forth under the caption "Special Factors - Financing the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. The information set forth under the caption "Securities Ownership" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (b) Securities Transactions. The information set forth under the caption "Securities Ownership" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 12.   THE SOLICITATION OR RECOMMENDATION.

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the caption "Summary Term Sheet - Required Vote" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (e) Recommendation of Others. The information set forth under the caption "Notice of Special Meeting," "Summary Term Sheet - Purposes of the Special Meeting," "Summary Term Sheet - Approval of the Special Committee and Board of Directors," "Questions and Answers About the Merger," "The Special Meeting - Date, Time and Place," "The Special Meeting - Purposes of the Special Meeting," "The Special Meeting - Action to be Taken Under Proxy," and "Special Factors - Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 13.   FINANCIAL STATEMENTS.

         (a) Financial Information. The information set forth under the caption "Financial Information" in the Proxy Statement, the Company's annual report on Form 10-KSB for the year ended June 30, 2000, and the Company's Form 10-QSB for the quarters ended September 30, 2000 and December 31, 2000, is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3

         (b) Pro Forma Information. The information set forth under the caption "Financial Information" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 14.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Solicitations or Recommendations. The information set forth under the caption "Summary Term Sheet - Opinion of Independent Financial Advisors," "Special Factors - Background of the Merger," "Special Factors - Opinion of Financial Advisor to Special Committee" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (b) Employees and Corporate Assets. The information set forth under the caption "Special Factors - Interests of Certain Persons in the Merger," and "Special Factors - Financing the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

ITEM 15.   ADDITIONAL INFORMATION.

         (b) Other Material Information. Not applicable.

ITEM 16.   EXHIBITS.


(a) Definitive Proxy Statement, including all appendices thereto, and related Notice of Special Meeting of Shareholders (incorporated herein by reference to the Definitive Proxy Statement, filed concurrently with this Statement).


(b) Compass Bank Line of Credit Agreement (incorporated herein by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-KSB for the year ending June 30, 2000).

(c)(1) Fairness Opinion of Southwest Securities, Inc. dated January 30 2001 (incorporated herein by reference to Appendix B to the Proxy Statement filed as Exhibit (a) to this Statement).


(c)(2)* Fairness Opinion Presentation to the Special Committee of the Board of Directors of the Company prepared and presented by Southwest Securities, Inc. dated January 11, 2000.


(d)(1) Agreement and Plan of Merger, dated January 30, 2000, between the Company and Mergerco (incorporated herein by reference to Appendix A to the Proxy Statement filed on Exhibit (a) to this Statement.


(e)(1) Employment Agreements Between Mergerco and Certain Members of the Buyer Group (incorporated herein by reference to Exhibits A, B, C, and D to Exhibit B to Schedule 13D, filed on November 1, 2000).



(e)(2) Promissory Notes by Certain Members of the Buyer Group in Favor of Mergerco (incorporated herein by reference to Exhibits F, G, I, and J to Exhibit B to Schedule 13D, filed on November 1, 2000).



(e)(3) Form of Pledge Agreement Between Mergerco and Certain Members of the Buyer Group (incorporated herein by reference to Exhibit H to Exhibit B to Schedule 13D, filed on November 1, 2000).


(f) Statement of Appraisal Rights and Procedures (incorporated herein by reference to Appendix C to the Proxy Statement filed as Exhibit (a) to this Statement).

(g)      None

* filed herewith.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NEUTRAL POSTURE ERGONOMICS, INC.

                                        By:     /s/ REBECCA E. BOENIGK
                                                -------------------------------
                                        Name:   Rebecca E. Boenigk
                                        Title:  Chief Executive Officer


                                        Dated:  March 30, 2001

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NEUTRAL POSTURE ERGONOMICS
                                        MERGER CO., INC.

                                        By:     /s/ REBECCA E. BOENIGK
                                                -------------------------------
                                        Name:   Rebecca E. Boenigk
                                        Title:  Chief Executive Officer


                                        Dated:  March 30, 2001

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        REBECCA E. BOENIGK


                                             /s/ Rebecca E. Boenigk
                                        -------------------------------

                                        Dated:  March 30, 2001

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        JAYE E. CONGLETON


                                             /s/ Jaye E. Congleton
                                        -------------------------------

                                        Dated:  March 30, 2001

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THOMAS E. PETERSON


                                             /s/ Thomas E. Peterson
                                        -------------------------------

                                        Dated:  March 30, 2001

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DAVID W. EBNER


                                             /s/ David W. Ebner
                                        -------------------------------

                                        Dated:  March 30, 2001

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        GREGORY A. KATT


                                             /s/ Gregory A. Katt
                                        -------------------------------

                                        Dated:  March 30, 2001

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MARK E. BENDEN


                                             /s/ Mark E. Benden
                                        -------------------------------

                                        Dated:  March 30, 2001

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                         DESCRIPTION
-------                        ------------

(a) Definitive Proxy Statement, including all appendices thereto, and related Notice of Special Meeting of Shareholders (incorporated herein by reference to the Definitive Proxy Statement, filed concurrently with this Statement).

(b) Compass Bank Line of Credit Agreement (incorporated herein by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-KSB for the year ending June 30, 2000).

(c)(1)   Fairness Opinion of Southwest Securities, Inc. dated January 30 2001
         (incorporated herein by reference to Appendix B to the Proxy Statement filed as Exhibit (a) to this Statement).

(c)(2)*  Fairness Opinion Presentation to the Special Committee of the Board of
         Directors of the Company prepared and presented by Southwest
         Securities, Inc. dated January 11, 2000.

(d)(1)   Agreement and Plan of Merger, dated January 30, 2000, between the
         Company and Mergerco (incorporated herein by reference to Appendix A to the Proxy Statement filed on Exhibit (a) to this Statement.

(e)(1) Employment Agreements Between Mergerco and Certain Members of the Buyer Group (incorporated herein by reference to Exhibits A, B, C, and D to Exhibit B to Schedule 13D, filed on November 1, 2000).

(e)(2) Promissory Notes by Certain Members of the Buyer Group in Favor of Mergerco (incorporated herein by reference to Exhibits F, G, I, and J to Exhibit B to Schedule 13D, filed on November 1, 2000).

(e)(3)   Form of Pledge Agreement Between Mergerco and Certain Members of the
         Buyer Group (incorporated herein by reference to Exhibit H to Exhibit B to Schedule 13D, filed on November 1, 2000).

(f) Statement of Appraisal Rights and Procedures (incorporated herein by reference to Appendix C to the Proxy Statement filed as Exhibit (a) to this Statement).

(g)      None



* filed herewith.